UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 10, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2014 Results of UBS Group AG and UBS AG, which appear immediately following this page.

Fourth quarter 2014 results

February 10, 2015

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary and a US intermediate holding company, the squeeze-out to complete the establishment of a holding company for the UBS Group, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings mad

e by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS's fourth quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

4Q14 _ highlights

Net profit attributable to UBS Group AG shareholders of ~CHF 1 billion

Group

Net profit attributable to UBS Group AG shareholders CHF 963 million, diluted EPS CHF 0.26

_ Including net upward revaluation of deferred tax assets of CHF 685 million

Reported profit before tax (PBT) CHF 538 million, adjusted PBT CHF 648 million

_ Including CHF 176 million in charges for provisions for litigation, regulatory and similar matters

Basel III fully applied CET1 ratio 13.4%, post-stress ratio above 10%

Business divisions

Wealth Management: PBT CHF 694 million and NNM CHF 3.0 billion

_ Highest fourth quarter PBT since 2008

Wealth Management Americas: PBT USD 233 million and NNM USD 5.5 billion

_ Record operating income on increased lending balances and higher client activity

Retail & Corporate: PBT CHF 356 million

_ Cost/income ratio improved 5 percentage points YoY to 57%

Global Asset Management: PBT CHF 124 million and NNM negative CHF 5.8 billion ex-MM

_ Continued NNM inflows from our wealth management businesses

Investment Bank: PBT CHF 426 million

_ Solid performance driven by Equities and CCS, PBT up 10% YoY

Corporate Center: Reported pre-tax loss of CHF 1,112 million

_ 31% decrease in Non-core and Legacy Portfolio combined market and credit riskRWA QoQ

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Figures on an adjusted basis unless otherwise stated 2

FY14 – strong net profit growth

Net profit attributable to UBS Group AG shareholders up 13% to CHF 3.6 billion

Wealth Management

- **Profit before tax +4%**
- **Continued growth in recurring income** on increased lending balances and successful book transformation initiatives


22%
24%
2013
2014

Mandate penetration, % of invested assets

Wealth Management Americas

- **Achieved more than USD 1 billion in PBT**
- **Record performance** including PBT, revenue, gross loans, invested assets and FA productivity


39
45
2013
2014

Loans (gross) USD billion

Retail & Corporate

- **Profit before tax +4%**
- **All KPIs within target range**
- CHF 4.4 billon gross shift volumes to Wealth Management, up 7% YoY


141
143
2013
2014

Business volume (retail business), CHF billion

Global Asset Management

- **Turnaround in NNM**
- Completed strategic review and commenced implementation of strategic initiatives


(4.8)
22.6
2013
2014

NNM (excl. money market), CHF billion

Investment Bank

- **Highly resilient revenue generation** while deploying resources efficiently


3.0
3.2
2013
2014

Corporate Client Solutions revenues, CHF billion

Group

- Established Group holding company and successfully completed share-for-share exchange offer
- Relentless focus on efficiency; achieved ~CHF 300 million Corporate Center net cost reductions in FY14
- Significant progress in adapting to material regulatory change
- CHF 2.1 billion net upward revaluation of deferred tax assets

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Figures on an adjusted basis unless otherwise stated

3

The world’s largest wealth manager

Superior growth prospects, a strong track record and a unique global footprint

Operating income Profit before tax Invested assets

adjusted, CHF billion adjusted, CHF billion CHF trillion

+7% CAGR +14% CAGR +12% CAGR

14.9 3.3 3.5 2.0 14.1 12.9 1.8 2.7 1.6

7.6 7.9 1.0 7.0 2.4 2.5 0.9 WM 0.8 2.1

7.0 1.0 WMA 5.9 6.5 0.8 0.9 0.9 0.9 0.6

2012 2013 2014 2012 2013 2014 2012 2013 2014

Continued success in our world leading wealth management franchise

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

The world’s largest wealth manager

Successfully targeting the fastest growing wealth segments and high quality revenues

Growth in target segments

Increased asset base Strong growth in target segments

CHF trillion Invested assets by client wealth segment 1, 31.12.14 Invested assets growth, 31.12.09 to 31.12.14

+33%

WM

2.0 >50 m 443 +68%

CHF million, billion

WMA 1.5 1.0

>10m 403 +107%

WM 0.8

1-10m 455 +58%

0.25 -1m 135 +3%

1.0 WMA 0.7

<0.25m 39 (25%)

USD million, billion

31.12.09 31.12.14

Improving recurring revenues

Mandates

Mandate assets2 as % of invested assets

34%

32% 28% 29%

24%

21% 22% 20%

Lending

Gross loans, CHF billion

113

97 87 75

35 44

28 31

2011 2012 2013 2014

WM WMA

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Client invested assets with UBS; 2 Mandates (Wealth Management) and Managed accounts (Wealth Management Americas) 5

Completed our strategic transformation

Achieved strategic targets announced in 2011/2012

Reduced Achieved our Transformed our risk -weighted assets capital targets Investment Bank

Basel III RWA (fully applied), CHF billion Basel III CET1 ratio (fully applied) Investment Bank pre-tax RoAE1

+670 bps (43%)

29%

380

13.4% 12.8%

258 18%

225 216 9.8% >15%

380 156 6.7% 162 181 103

64 36

2011 2012 2013 2014 2011 2012 2013 2014 Average RoAE Target 1Q13-4Q14 RoAE

Other Basel III CET1 ratio (fully applied) Adjusted

Non-core and Legacy Portfolio

Adjusted, excluding provisions for litigation, regulatory and similar matters

We are focused on growing our core businesses profitably and delivering attractive shareholder returns

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Adjusted pre-tax return on attributed equity 6

Delivering attractive returns to our shareholders

Proposed ordinary dividend and accrued one-time supplementary capital return in 2014

Total capital return per share

CHF per share



0.10
0.15
0.25
0.50
+
0.25
One-time supplementary capital return following squeeze-out

Financial year	2011	2012	2013	2014
Payout ratio	9%	N/M	30%	53% (ordinary dividend)[3]
CET1 ratio fully applied	~6.7%	~9.8%	12.8%	13.4%

One-time supplementary capital return

Ordinary dividend

- 31.12.14 Basel III fully applied CET1 ratio of 13.4% reflects accrual for both the 2014 ordinary dividend and the one-time supplementary capital return
- The ordinary dividend[1] and the one-time supplementary capital return[2] will be paid out of capital contribution reserves
- Ordinary dividend and one-time supplementary capital return will have different record and payment dates

We are committed to a total payout ratio of at least 50% of net profit attributable to UBS Group AG shareholders[3]

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expected dates for 2014 ordinary dividend: 11.5.15 (ex date), 12.5.15 (record date) and 13.5.15 (payment date); 2 One-time supplementary capital return expected to be paid out after the completion of the squeeze-out process; 3 Payout ratio of at least 50% conditional on both fully applied CET1 ratio of minimum 13% and fully applied CET1 ratio of minimum 10% post-stress; 3 Ordinary dividend per share as a % of diluted earnings per share

7

2015 and beyond: unlocking UBS’s full potential

Continuing to execute a clear and consistent strategy

2011

2012

2013

2014

2015 and beyond

Implement and execute

ü Wealth management businesses at the core of our strategyü Transform the Investment Bankü Strategic commitment to be the leading Swiss universal bankü Reduce balance sheetü “ Build capital strengthü Reduce operational risks and strengthen controlsü Implement long-term efficiency and productivity measures

Unlock full potential

“ Capital strength

“ Operational efficiency

“ Profitable growth

“ Improving returns on capital

“ Attractive returns to shareholders

UBS _ a unique and attractive investment proposition

UBS is the world’s largest wealth manager 1

“ Unique global footprint provides exposure to both the world’s largest and the world’s fastest fastest growing global lobal wealth pools

The world’s leading “ Leading position across the attractive HNW and UHNW client segments

“ Profitable in all key regions including Europe, US , APAC and Latin America wealth manager

“ Significant benefits from scale; high and rising barriers to entry

“ Retail & Corporate, Global Asset Management and the Investment Bank all add to our wealth management franchise, providing a unique proposition for clients

“ Highly cash generative with a very attractive risk-return profile

UBS capital position is strong _ and we can adapt to change

Strong capital “ Our Basel III CET1 capital ratio is the highest amongst large global banks and we already met our expected 2019 Swiss SRB Basel III capital ratio requirements position

“ Our highly capital accretive business model allows us to adapt flexibly to changes in regulatory capital requirements

UBS is committed to an attractive capital returns policy

“ Our earnings capacity, capital efficiency and low-risk profile all support our objective to deliver sustainable and growing capital returns to our shareholders

Attractive capital

returns policy “ Our capital returns capacity is strengthened by our commitment to further improve efficiency and our potential for net upward revaluations of deferred tax assets

“ We target to pay out at least 50% of our net profits 2, while maintaining our strong capital position and profitably growing our businesses

1 Scorpio Partnership Global Private Banking Benchmark 2014; 2 Payout ratio of at least 50% conditional on both fully applied CET1 ratio of minimum 13% and fully applied CET1 ratio of minimum 10% post-stress 9

UBS Group AG results (consolidated)

CHF million	FY13	FY14	4Q13	3Q14	4Q14
Total operating income	27,732	28,027	6,307	6,876	6,746
Total operating expenses	24,461	25,433	5,858	7,430	6,208
Profit before tax as reported	**3,272**	**2,595**	**449**	**(554)**	**538**
of which: own credit on financial liabilities designated at fair value	(283)	292	(94)	61	70
of which: gains on sales of real estate	288	44	61	0	20
of which: net loss related to the buyback of debt in public tender offers	(167)	0	(75)	0	0
of which: gain on disposals	65	43	0	0	0
of which: impairment of a financial investment available-for-sale	0	(48)	0	(48)	0
of which: net restructuring charges	(772)	(677)	(198)	(176)	(208)
of which: credit related to changes to retiree benefit plans in the US	0	41	0	33	8
Adjusted profit before tax	**4,141**	**2,900**	**755**	**(424)**	**648**
of which: provisions for litigation, regulatory and similar matters	(1,701)	(2,460)	(79)	(1,836)	(176)
Tax (expense)/benefit	110	1,158	470	1,317	493
Net profit attributable to preferred noteholders[1]	204	142	0	0	31
Net profit attributable non-controlling interests	5	39	2	1	36
Net profit attributable to UBS Group AG shareholders	**3,172**	**3,571**	**917**	**762**	**963**
Diluted EPS (CHF)	0.83	0.94	0.24	0.20	0.26
Return on equity, reported (%)	6.7	7.2	7.7	6.1	7.6
Return on equity, adjusted (%)	8.3	7.5	9.8	6.8	8.2
Return on tangible equity, adjusted (%)	9.8	8.8	11.6	8.0	9.6
Total book value per share (CHF)	12.74	13.97	12.74	13.54	13.97
Tangible book value per share (CHF)	11.07	12.17	11.07	11.78	12.17

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 We expect net profit attributable to preferred noteholders of ~CHF 80 million in 2015 (all of which in 2Q15), ~CHF 80 million in 2016 and ~CHF 80 million in 2017

10

Wealth Management

Highest adjusted fourth quarter PBT since 2008 on solid recurring income growth

Operating income and profit before tax

CHF million



4Q13
1Q14
2Q14
3Q14
4Q14
1,859
1,943
1,921
2,031
2,004
471
512
619
659
355
393
707
767
646
694
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money

CHF billion



Quarterly average
9.0
8.6
5.8
10.9
10.7
9.8
3.0
FY13
FY14
4Q13
1Q14
2Q14
3Q14
4Q14

Operating income down 1%

- Recurring income up 1% to CHF 1,569 million on both higher recurring net fee income and higher net interest income, reflecting an increase in invested assets, mandates and lending
- Transaction-based income down 9% to CHF 436 million, mainly in APAC

Adjusted cost/income ratio 65%

- Adjusted expenses CHF 1,311 million, up 4% mainly due to higher general and administrative expenses driven by higher IT and marketing costs

CHF 3.0 billion NNM

- Continued strong inflows from APAC and UHNW, inflows in Domestic Europe, partly offset by seasonal cross-border outflows in Europe and uncertainty affecting Global Emerging Markets

Mandate penetration

- Net mandate sales of CHF 1.6 billion, with penetration at 24.4%, or 24.6% excluding impact of FX movements, vs. 24.5% in 3Q14

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

11

Wealth Management _ revenue by source

Sustained growth in recurring income more than offset by lower transactional revenues

4Q13 1Q14 2Q14 3Q14 4Q14

1,859 1,943 1,919 2,031 2,008 Income (CHF million) Wealth Gross margin (bps)

85 87 84 86 82

Management Recurring income as a % of income 77% 72% 75% 76% 78%

513 496 518 569 583

Net Increase mainly due to higher income from interest lending income 23 22 23 24 24

911 897 922 978

Recurring net fee income 41 40 40 41

551 479 484 434

Transaction -based and other income 20 25 21 20

986 Invested asset growth and mandate sales

more than offset the impact of cross-border

40 asset outflows

440 Decrease mainly in APAC, partly offset by

higher income from foreign -exchange

trading

18

Gross margin components (bps)

Invested assets

886 899 928 966 987

CHF billion

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Gross margin components on the slide do not add up to total due to rounding 12

Wealth Management _ by region

Europe Asia Pacific Switzerland Emerging Markets of which: UHNW

16.0 13.3 13.1

9.2 11.0 9.1 7.8 8.7 8.4 7.1

Net new 5.3 1.8 5.1 5.9 money 1.1 0.8 0.9 0.2 0.3 0.8 growth rate

(2.5) (0.7) (1.7) (0.5)

% (1.6)

9.6 8.9 8.5 7.8 7.4

7.0 5.7 7.1 5.0 5.0 4.4 3.3 2.2

Net new 1.0 0.7 0.3 0.4 0.1 0.1 0.3 money

CHF billion (0.2) (0.6) (1.4) (1 5).

(2.2)

92 93 92 97 95

91 90 89 91 90

86 85 83 83 82 85 83

74 78 73

Gross 57

51 55 52 54 margin bps

4Q13 1Q14 2Q14 3Q14 4Q14 4Q13 1Q14 2Q14 3Q14 4Q14 4Q13 1Q14 2Q14 3Q14 4Q14 4Q13 1Q14 2Q14 3Q14 4Q14 4Q13 1Q14 2Q14 3Q14 4Q14

31.12.14

Invested assets

363 269 177 168 497

CHF billion

Client advisors

1,473 1,186 761 773 729

FTE

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Based on the Wealth Management business area structure; refer to page 33 of the 4Q14 financial report for more information 13

Wealth Management Americas

Record operating income, record FA productivity and FY14 PBT of USD 1 billion

Operating income and profit before tax

USD million



4Q13
1Q14
2Q14
3Q14
4Q14
1,851
1,865
1,898
1,919
1,924
254 283
272 284
238 246
254 267
217 233
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money

USD billion



Quarterly average
11.1
9.3
6.3
4.8
6.8
2.5
14.3
9.4
4.9
7.6
5.5
2.1
3.2
5.7
(2.5)
10.5
5.6
4.9
15.9
10.4
5.5
FY13
FY14
4Q13
1Q14
2Q14
3Q14
4Q14
NNM excl. dividends & interest
Dividends & interest

Record operating income

- Net interest income increased to USD 280 million, mainly due to continued growth in lending balances
- Recurring net fee income decreased slightly to USD 1,187 million as lower mutual fund revenues were only partly offset by higher managed account revenues
- Transaction-based income increased 2% to USD 448 million on slightly higher client activity

Adjusted cost/income ratio 88%

- Adjusted expenses increased to USD 1,691 million, mainly due to higher personnel expenses

USD 5.5 billion NNM

- Strong same store NNM as well as improved inflows from net recruiting of FAs
- Annualized NNM growth rate of 2.2%, within target range of 2% to 4%

Continued strong FA productivity

- Record annualized revenue per FA of USD 1.1 million
- Record invested assets per FA of USD 147 million

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

14

Wealth Management Americas _ FA productivity and lending

Record invested assets and FA productivity

Invested assets and FA productivity Net interest income and lending 1

Annualized revenue per FA (USD k) Net interest income 2 (USD million)

Invested assets per FA (USD million) Credit loss (expense)/recovery (USD million)

1,042 1,068 1,079 1,091 286 1,037 269 272 259 264 967 147 221 228 859 143 143 139 136

119

(5) (16) (9) 19 (2) (1) 0

109

43.3 44.6 41.7 39.1 39.6 1,032 34.1 7.7 970 987 1,017 1,016 7.4 29.7 7.0 843 6.4 6.7 756 3.8 2.0

30.9 32.1 33.0

llion llion 29.2 29.4

26.1

bi bi 22.8 USD USD

4Q11 4Q12 4Q13 1Q14 2Q14 3Q14 4Q14 4Q11 4Q12 4Q13 1Q14 2Q14 3Q14 4Q14

Invested assets Credit lines3 Mortgages Other 4

1 Period-end balances; 2 Total WMA net interest income excluding the following effective interest rate adjustments from mortgage -backed securities in the available -for-sale portfolio (USD): 4Q11 (3) million, 4Q12 2 million, 4Q13 7 million, 1Q14 (9) million, 2Q14 (3) million, 3Q14 4 million and 4Q14 (7) million; 15

3 Mostly collateralized; 4 Mainly margin loans

Retail & Corporate

PBT of CHF 356 million, achieved all 2014 targets

Operating income and profit before tax

CHF million

4Q13 1Q14 2Q14 3Q14 4Q14

931 932 938 958

913

426 446 386 401 367

332 344 354 340 356

Operating income (as reported) Profit before tax (as reported) Profit before tax (adjusted)

Operating income down 5%

l Net interest income declined marginally, mainly due to lower deposit margins

l Transaction -based income increased, mainly due to higher treasury related income

l CHF 66 million net credit loss expense; FY14 credit loss expenses excluding collective loan loss allowance releases declined YoY

Adjusted cost/income ratio 57%

l Adjusted operating expenses increased 9%, or CHF 45

million, mainly due to increased targeted investments

into our multichannel offering and IT, as well as

higher marketing expenses

NNBV growth rate (retail business)

%, annualized Net interest margin

162 154 157 154 157 153 158 164 162

4.9 4.3 2.5

1.7 1.1 1.7 0.6 556 531 542 531 540 523 541 563 557

(0.3) (0.3) 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14

4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 Net interest income, CHF million Net interest margin, bps

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Global Asset Management

Operating income increased to CHF 497 million on higher performance fees

Operating income and profit before tax

CHF million


4Q13
1Q14
2Q14
3Q14
4Q14
482
451
465
489
497
130 143
122 126
105 107
154 151
85 124
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

NNM by channel – excluding money market

CHF billion


Quarterly average
0.2
(1.4)
2.8 2.8
(3.2)
(1.5)
4.0
9.0
2.9
8.7
3.9
(0.0)
0.6
(6.4)
FY13
FY14
4Q13
1Q14
2Q14
3Q14
4Q14
WM businesses
Third party

Operating income up 2%

- Net management fees of CHF 463 million in-line with previous quarter of CHF 462 million
- Performance fees of CHF 34 million, improved by CHF 7 million, mainly from traditional investments and global real estate

Adjusted cost/income ratio 75%

- Adjusted operating expenses up 10%, mainly due to higher non-personnel expenses including increased charges for litigation, regulatory and similar matters

Gross margin 30 bps

- Declined 1 basis point compared to the previous quarter and was below the target range

CHF 5.8 billion NNM outflows ex-MM

- Continued inflows from clients of WM businesses, third party outflows mainly from fixed income and equities

Investment performance

- 77% of equities fund assets in first or second quartile performance vs. peers for 2014[1]; challenging quarter for fixed income funds

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS' wealth management businesses and through other wholesale intermediaries

17

Investment Bank

Solid Equities and CCS performance; RoAE of 23% on adjusted PBT of CHF 426 million

Operating income and profit before tax

CHF million


4Q13
1Q14
2Q14
3Q14
4Q14
1,861
2,190
2,241
1,985
1,935
297
386
425
549
579
563
367
426
(1,284)
(1,205)
Operating income (adjusted)
Profit before tax (adjusted)
Profit before tax (as reported)

Adjusted operating income increased 4% YoY

- CCS revenues of CHF 712 million with strong Advisory and Equity capital markets revenues, driven by healthy participation in M&A and private transactions
- ICS revenues of CHF 1,215 million with higher equities revenues across cash, derivatives and financing services, partly offset by lower revenues from FX, Rates and Credit

Adjusted cost/income ratio 78%

- Adjusted operating expenses CHF 1,509 million including CHF 68 million for annual UK bank levy
- Adjusted personnel expenses decreased to CHF 775 million from CHF 848 million in 4Q13

Adjusted operating income	4Q13	3Q14	**4Q14**
Corporate Client Solutions	**706**	**738**	**712**
Advisory	198	149	242
Equity Capital Markets	243	197	278
Debt Capital Markets	208	216	115
Financing Solutions	120	143	125
Risk Management	(63)	33	(47)
Investor Client Services	**1,156**	**1,247**	**1,215**
Equities	832	932	918
FX, Rates and Credit	324	315	297
Income	**1,862**	**1,985**	**1,927**
Credit loss (expense)/recovery	(1)	(1)	9
Total operating income (adjusted)	**1,861**	**1,985**	**1,935**

Focused resource utilization	4Q13	3Q14	**4Q14**
Adjusted cost/income ratio (%)	79	161	**78**
Adjusted RoAE (%)	20	(65)	**23**
RWA (fully applied, CHF billion)	62	62	**67**
RWA ex-operational risk (CHF billion)	43	46	**49**
Adjusted RoRWA (%, based on phase-in, gross)	12	12	**12**
Funded assets (CHF billion)	157	168	**171**
Swiss SRB LRD (fully applied, CHF billion)	270	275	**288**
Front office staff (FTE)	5,165	5,285	**5,194**

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

18

Corporate Center

FY14 reported PBT improved CHF 1.5 billion YoY

Core Functions[1,2]

CHF million, as reported	4Q13	3Q14	4Q14	FY13	FY14
Operating income	(365)	5	(117)	(1,007)	(39)
Operating expenses	200	194	269	847	688
Profit before tax	**(565)**	**(190)**	**(387)**	**(1,854)**	**(728)**
Personnel (FTE)	1,055	916	970	1,055	970
RWA (CHF billion)	21	30	30	21	30
LRD (phase-in, CHF billion)	235	233	241	235	241

- **Operating income of negative CHF 117 million:** decrease of CHF 122 million mainly due to higher negative treasury income remaining in Corporate Center – Core Functions
- **Operating expenses of CHF 269 million:** increase of CHF 75 million primarily due to the difference between cost allocations charged to business divisions and actual costs incurred

Non-core and Legacy Portfolio

CHF million, as reported	4Q13	3Q14	4Q14	FY13	FY14
Operating income	(130)	(322)	(361)	347	(821)
Operating expenses	317	280	364	2,660	1,144
Profit before tax	**(446)**	**(603)**	**(725)**	**(2,312)**	**(1,965)**
Personnel (front office, FTE)	222	150	137	222	137
RWA (CHF billion)	64	42	36	64	36
LRD (phase-in, CHF billion)	160	105	93	160	93

- **Operating income of negative CHF 361 million:** decrease of CHF 39 million mainly due to the termination of certain CDS contracts in the Legacy Portfolio and higher losses from novation and unwind activities in Non-core, mostly offset by lower charges on FVA/DVA
- **Operating expenses of CHF 364 million[3]:** increase of CHF 84 million mainly due to CHF 52 million annual UK bank levy charges and a net charge of CHF 42 million related to certain disputed receivables

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 After allocation; 2 We expect to book gains on sales of real estate of ~CHF 380 million in Corporate Center - Core Functions in 1Q15; 3 Includes CHF 77 million in charges for provisions for litigation, regulatory and similar matters

19

Corporate Center reporting structure _ from 1Q15

Corporate Center (CC) will be comprised of three segments

l CC _ Services includes central entral functions and operations rations servicing the business divisions ivisionsl CC _ Group Asset and Liability Management has been segregated from Group Treasuryl We will continue to provide separate disclosure for CC _ Non-core and Legacy Portfolio

Current reporting structure

New reporting structure as of 1Q15

Services Core Functions

Corporate Corporate Group Asset and Liability Center Center Management (Group ALM)

Non-core and Legacy Portfolio

Non-core and Legacy Portfolio

Corporate Center cost reductions

~CHF 300 million of net cost reductions achieved FY14 vs. FY13

Core Functions:
CHF 1.0 billion net cost reduction target by 2015[1]
Adjusted operating expenses before allocations to business divisions
CHF billion

- Achieved net cost reduction of ~CHF 0.1 billion vs. FY13
- 4Q14 expenses included increased year-end demand for Operations and IT
- Lower charges for litigation offset by increased temporary regulatory demand

Non-core and Legacy Portfolio:
CHF 0.4 billion net cost reduction target by 2015[1]
Adjusted operating expenses
CHF billion

- Achieved net cost reduction of ~CHF 0.2 billion vs. FY13
- Front office staff down 38% YoY to 137 FTE
- RWA excluding operational risk down 60% YoY
- Cost reductions supported by lower allocations from Corporate Center – Core Functions



Total net cost reduction ~CHF 300 million
7.9
Net cost reduction
(0.1)
FX movements
(<0.1)
Changes in regulatory demand of temporary nature
0.3
Changes in provisions for litigation, regulatory and similar matters
(0.3)
7.9
FY13 adjusted operating expenses
FY14 adjusted operating expenses
2.4
Net cost reduction
(0.2)
Changes in provisions for litigation, regulatory and similar matters
(1.1)
1.1
FY13 adjusted operating expenses
FY14 adjusted operating expenses

UBS

Refer to slide 46 for details about adjusted numbers; charts illustrative only and bars not to scale
1 Refer to page 11 of the 2Q14 financial report for details on our cost reduction targets

21

Swiss SRB Basel III capital and ratios


Fully applied
Ratio
11.4%
9.8%
15.4%
12.8%
18.9%
13.4%
4.8% T2 Low-trigger
0.4% T2 High-trigger (DCCP)
0.2% AT1 High-trigger (DCCP)
13.4% CET1
31.12.12[1]
31.12.13
31.12.14


Phase-in
18.9%
15.3%
22.2%
18.5%
25.5%
19.5%
0.9% T2 Other
4.7% T2 Low-trigger
0.4% T2 High-trigger (DCCP)
- AT1 High-trigger (DCCP)
19.5% CET1
31.12.12[1]
31.12.13
31.12.14

CHF billion

		Fully applied 31.12.12[1]	Fully applied 31.12.13	Fully applied 31.12.14	Phase-in 31.12.12[1]	Phase-in 31.12.13	Phase-in 31.12.14
T2	Other[2]				5.4	3.0	2.1
T2	Low-trigger	3.7	4.7	10.5	3.7	4.7	10.5
T2	High-trigger (DCCP)	0.5	1.0	0.9	0.5	1.0	0.9
AT1	Low-trigger						
AT1	High-trigger (DCCP)			0.5			-[3]
CET1		25.2	28.9	29.1	40.0	42.2	43.0
Total capital		29.3	34.6	41.0	49.6	50.8	56.4
RWA		258	225	216	262	229	221

- We intend to build ~CHF 2.5 billion in employee AT1 Deferred Contingent Capital Plan (DCCP) capital over the next five years
- AT1 DCCP employee awards are issued by UBS Group AG
- We will also issue loss-absorbing AT1 capital externally from UBS Group AG[4]

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Pro-forma; 2 Phase-out capital and other tier 2 capital; 3 AT1 DCCP capital issuance in 4Q14 was offset by required deductions in goodwill under Swiss SRB Basel III framework (phase-in); 4 We expect any such issue to be classified as a liability for accounting purposes

22

Swiss SRB leverage ratio

Fully applied


Ratio
~2.4%
3.4%
4.1%
2.8%
2.9%
1.0% T2 Low-trigger
0.1% T2 High-trigger (DCCP)
0.05% AT1 High-trigger (DCCP)
2.9% CET1
31.12.12[1]
31.12.13
31.12.14

Phase-in


~3.6%
4.7%
5.4%
4.1%
4.3%
1.0% T2 Low-trigger
0.1% T2 High-trigger (DCCP)
- AT1 High-trigger (DCCP)
4.3% CET1
31.12.12[1]
31.12.13
31.12.14

CHF billion

		Fully applied 31.12.13	Fully applied 31.12.14	Phase-in 31.12.13	Phase-in 31.12.14
T2	Low-trigger	4.7	10.5	4.7	10.5
T2	High-trigger	1.0	0.9	1.0	0.9
AT1	Low-trigger				
AT1	High-trigger		0.5		-[2]
CET1		28.9	29.1	42.2	43.0
Total capital		34.6	41.0	47.8	54.4
Swiss SRB LRD		1,015	998	1,023	1,005

DCCP (T2 High-trigger 1.0 / 0.9 and AT1 High-trigger 0.5)

Loss-absorbing capital CHF 11.9 billion (31.12.14)

- Full exit of Non-core and Legacy Portfolio equivalent to a **~40 bps** increase in fully applied Swiss SRB leverage ratio[3]
- DCCP total targeted issuance of ~CHF 2.5 billion would further improve our fully applied Swiss SRB leverage ratio by **~10 bps**[4,5]

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Pro-forma; 2 AT1 DCCP capital issuance in 4Q14 was offset by required deductions in goodwill under Swiss SRB Basel III framework (phase-in); 3 Based on 31.12.14 fully applied Swiss SRB leverage ratio numerator and denominator; 4 Based on our fully applied Swiss SRB LRD target of CHF 900 billion, defined as per the rules applicable as of the announcement of the LRD target (6.5.14); 5 We target to issue an additional ~CHF 2.0 billion AT1 DCCP capital, and redeem ~CHF 0.9 billion T2 DCCP High-trigger capital in 2017 and 2018

23

Capital – foreign currency translation effect

Pro-forma foreign currency translation effect on Group capital metrics[1]

Basel III CET1 capital (fully applied)

CHF billion

Ratio

31.12.14 reported and pro-forma based on FX spot rates as of 31.1.15[2]



13.4%
~13.6%
Reported
Pro-forma

	Reported	FX effect	Pro-forma
Basel III CET1 capital	29.1	(0.9)	28.2
RWA	216.5	(9.2)	207.3
IFRS equity	50.7	(2.0)	48.7

Swiss SRB LRD (fully applied)

CHF billion

Ratio

31.12.14 reported and pro-forma based on FX spot rates as of 31.1.15[2]



4.1%
~4.2%
Reported
Pro-forma

	Reported	FX effect	Pro-forma
Swiss SRB total capital	41.0	(1.8)	39.2
LRD	997.9	(71.4)	926.5

Currency distribution

% of total, as of 31.12.14

	RWA	Basel III CET1 capital	Swiss SRB LRD	Swiss SRB total capital	IFRS equity	Total assets[4]	Total liabilities[4,5]
CHF	54%[3]	67%	23%	50%	53%	27%	26%
USD	27%	23%	45%	37%	38%	42%	44%
EUR	9%	3%	14%	8%	3%	12%	16%
GBP	4%	4%	7%	3%	3%	8%	6%
Other	7%	3%	10%	2%	4%	10%	9%

UBS

1 FX translation effect only, i.e., excludes impact of e.g., PRV/NRV movements from derivatives and OCI impact from defined pension obligation due to lower interest rates; 2 Estimate based on balances reported as of 31.12.14 and FX spot rates as of 31.1.15 (EUR/CHF of 1.04, USD/CHF of 0.92, GBP/CHF of 1.38); 3 Operational risk RWA 35% and other 18%; 4 Excluding PRV/NRV and cash collateral receivable/payables on derivatives; 5 Total liabilities (excluding equity)

24

Capital – combined effects including lower interest rates

Overview of main factors affecting Group capital ratios post the SNB announcement[1]

Basel III CET1 capital

- **Decrease** due to direct FX translation impact of foreign currency denominated capital balances *(as outlined on previous slide)*
- **Decrease** due to reduction in equity and CET1 capital from an increased pension fund defined benefit obligation balance[2], a consequence of lower interest rates
- **Minor decrease** as lower CET1 capital implies less deferred tax assets on temporary differences can be counted towards CET1 capital (capped at 10% of CET1 capital)

RWA

- **Significant decrease** due to direct FX translation impact of foreign currency denominated risk-weighted assets *(as outlined on previous slide)*
- **Minor increase** due to change in exposure at default (EAD) of derivatives due to increase in positive replacement values (PRV) and higher market volatility
- **Minor increase** of the probability of default (PD) of counterparties in Switzerland due to higher default risk (medium-term impact)

Swiss SRB LRD

- **Significant decrease** due to direct FX translation impact of foreign currency denominated assets *(as outlined on previous slide)*
- **Increase** due to higher PRVs, change to netting benefits and increased cash collateral balances

DTA

- **Minor reduction** due to possible pressure on the valuation of recognized Swiss DTAs if forecast Swiss earnings are lower

UBS

Refer to "Note 15 – Events after the reporting period" of the 4Q14 financial report for more information
1 Includes factors related to the Swiss Franc strengthening and reduction in interest rates following the SNB announcement on 15.1.15, i.e., excluding ordinary impacts of e.g., net profits and dividend accruals; 2 The reduction in applicable discount rates during January 2015 would have reduced our equity and fully applied Swiss SRB CET1 capital by approximately CHF 1 billion

25

Earnings – illustration of FX translation impact

Illustrative foreign currency translation impact on consensus Group PBT

Group indicative FX distribution

% of total for 2015[1]

Operating income



Other
GBP
EUR
USD
CHF
13%
5%
19%
31%
32%
100%
3%
4%
93%
9%
2%
9%
47%
34%
16%
5%
12%
61%
6%
10%
3%
10%
61%
17%
WM
WMA
R&C
Global AM
IB
Group

Operating expenses



Other
GBP
EUR
USD
CHF
15%
7%
6%
5%
66%
94%
3%
90%
10%
11%
5%
23%
51%
20%
23%
2%
25%
29%
11%
12%
3%
38%
37%
WM
WMA
R&C
Global AM
IB
Group

FX translation impact vs. FY15 consensus PBT of CHF 5.0 billion[2,3,4]

CHF billion, adjusted, % change relative to consensus dated 28.1.15



ILLUSTRATIVE
EUR/CHF
1.10
1.00
0.90
CHF strengthening
USD/CHF
1.00
0.90
0.80
CHF strengthening
+2.4
+1.7
+0.7
5.7
+15%
+2.1
+1.6
+0.5
5.5
+10%
+1.8
+1.6
+0.2
5.3
+5%
+0.3
+0.1
+0.2
5.2
+5%
0
0
0
5.0
0%
(0.3)
(0.1)
(0.2)
4.8
(5%)
(1.8)
(1.5)
(0.3)
4.8
(5%)
(2.1)
(1.6)
(0.5)
4.5
(10%)
(2.4)
(1.7)
(0.7)
4.3
(15%)
ILLUSTRATIVE
Operating income impact
Operating expenses impact
Profit before tax impact
FY15 adjusted PBT in scenario (CHF billion)
% change relative to consensus FY15

1 Currency distribution based on EUR/CHF 1.00 and USD/CHF 0.90, for scenario analysis other currencies assumed to change in-line with USD/CHF;
2 Illustrative FX translation effect only, i.e., excludes impact of e.g., changes in interest rates, invested assets market performance and mitigation actions;
3 Average FX rates in the period 15.1.15 (SNB announcement) to 28.1.15 (due date of consensus submissions) was EUR/CHF ~1.00 and EUR/USD ~0.90;
4 Based on consensus collected from 21 sell-side analysts on 28.1.15

UBS

26

Earnings – overview of combined effects including lower interest rates

Overview of main factors affecting earnings post SNB announcement[1]

Illustrative impact on Group earnings post SNB announcement on 15.1.15
Net profit attributable to UBS Group AG shareholders, run-rate, Illustrative



Net profit run-rate prior to SNB 15.1.15 announcement
FX translation
1
Net interest income (NII)
2
Credit losses
3
Mitigating action
4
Net profit run-rate net of short-term impact
Net interest income
5
Credit losses
6
Mitigating action
7
Net tax expense
8
Net profit run-rate if FX and interest rates remain at current levels
Short-term impact
Medium-term impact

Short-term impact

1. Lower non-CHF denominated earnings, partly offset by lower non-CHF denominated costs *(as outlined on previous slide)*
2. Lower NII due to lower interest rates
3. Potentially higher credit loss expenses in Switzerland from FX-exposed and export-oriented SMEs and corporates
4. Tactical mitigating action

Medium-term impact

5. NII development dependent on general development of market interest rates
6. Swiss credit losses dependent on economic development
7. Existing structural mitigating actions
8. Tax expense:
   - Potentially higher tax expense due to possible reduction in the value of the recognized Swiss DTA[2] due to lower forecasted earnings in Switzerland
   - Reduced positive impact of potential future upward revaluation of foreign currency DTAs[3]

UBS

1 Includes factors related to the Swiss Franc strengthening and reduction in market interest rates following the SNB announcement on 15.1.15;
2 Deferred tax assets; 3 FX translation impact on existing foreign currency denominated DTA balances are reflected in other comprehensive income

27

Updated performance targets—from 1Q15

Our strategy is durable and we are growing our core businesses profitably

Durable strategy

l Our strategy and performance targets have served us well in many environments

l Our capital position is stronger than our peers, which gives us unique opportunities in the current challenging markets

l FX volatility is likely to remain and visibility is less certain

Profitable core business growth

l Despite the current environment, UBS’s globally diversified business operations and significant scale create opportunity

l Our existing programs on pricing, increased collaboration and structural cost reductions should enable us to take market share and profitably grow our core businesses

Changes to Group targets, KPIs and guidance 1,2

Group

Wealth Management

Wealth Management Americas

Retail & Corporate

Global Asset Management

Target:

“ 2015: adjusted RoTE3 around 10%

“ From 2016: adjusted RoTE above 15%

Target: 10-15% adjusted pre-tax profit growth for combined businesses through the cycle (previously aspiration)

KPI: adjusted net margin (new) and gross margin (previously target)

Guidance: we expect the net interest margin to trend towards the lower end of bps , the target range of 140-180 should interest rates remain at the current level

KPI: adjusted net margin (new) and gross margin (previously target)

1 Targets, KPIs and guidance not included in the table remain unchanged as per most recent disclosure; 2 Refer to slide 32 for a complete list of performance targets; 3 Return on tangible equity 28

Our franchise is unrivaled with compelling growth prospects

Our businesses

World_s leader in HNW and Wealth UHNW banking with management unrivaled scope and scale businesses

Leading position across retail, Retail & corporate and institutional Corporate client segments in Switzerland

Well diversified and strongly Global Asset positioned in key growth areas Management

Client -focused with attractive Investment risk-adjusted returns Bank

Our objectives

à Further expand our world-leading wealth management franchiseà Gain market share in established markets, grow domestic Europe and capture wealth creation in APAC and EM

à Achieve superior pre-tax profit growth

à Continue providing a full suite of banking products to clientsà Maintain leading position and stable profit contributionà Fully factor in the costs of regulation in our pricing

à Strengthen investment performance culture

à Focus product offering and distribution into growth areasà Achieve annual profit before tax target of CHF 1 billion

à Deliver attractive returns with allocated resourcesà Strengthen our position in our targeted businessesà Grow contribution to other business divisions

Appendix

2014 – highlights

Net profit attributable to UBS Group AG shareholders up 13% to CHF 3.6 billion

Group

Net profit attributable to UBS Group AG shareholders CHF 3,571 million up 13%, diluted EPS of CHF 0.94

Basel III fully applied CET1 ratio up 60 bps to 13.4%, fully applied Swiss SRB leverage ratio up 70 bps to 4.1%

Proposed ordinary dividend of CHF 0.50 per share (payout ratio of 53%) for the financial year 2014

Accrued one-time supplementary capital return of CHF 0.25 per share

Business divisions[1]

Wealth Management: PBT CHF 2.5 billion, up 4% on improving income quality
- Strong recurring income, up 6%, despite regulatory headwinds; CHF 27 billion in net mandate sales
- Generated NNM of CHF 34.4 billion, highest NNM in APAC since 2007

Wealth Management Americas: Achieved PBT > USD 1 billion on record operating income of USD 7.6 billion
- Record FA productivity, USD 1.1 million revenue per FA, #1 among peer group
- Recurring income up 12% to a record of USD 5.7 billion

Retail & Corporate: PBT CHF 1.6 billion, up 4% on resilient operating income of CHF 3.7 billion
- All KPIs within target range
- NNBV growth for retail business positive in all quarters

Global Asset Management: PBT CHF 0.5 billion, with NNM of CHF 22.6 billion ex-MM
- Strong NNM inflows from both third parties and wealth management clients
- Invested assets up 14% to CHF 664 billion

Investment Bank: PBT of CHF 0.3 billion, despite CHF 1.7 billion in charges for litigation, regulatory and similar matters
- Strong performance in CCS with revenues up 8%
- Return on RWA of 13%

Corporate Center: Reported pre-tax loss of CHF 2.7 billion
- Non-core and Legacy Portfolio RWA down CHF 28 billion to CHF 36 billion, LRD down CHF 67 billion to CHF 93 billion

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Business division figures are on an adjusted basis unless otherwise stated

31

Group and business division targets – from 1Q15

Ranges for sustainable performance over the cycle

Business divisions

Wealth Management	Net new money growth rate Adjusted cost/income ratio	3-5% 55-65%	10-15% annual adjusted pre-tax profit growth for combined businesses through the cycle
Wealth Management Americas	Net new money growth rate Adjusted cost/income ratio	2-4% 75-85%	
Retail & Corporate	Net new business volume growth rate Net interest margin Adjusted cost/income ratio	1-4% (retail business) 140-180 bps 50-60%	
Global Asset Management	Net new money growth rate Adjusted cost/income ratio Adjusted annual pre-tax profit	3-5% excluding money market 60-70% CHF 1 billion in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE[1] Adjusted cost/income ratio Basel III RWA limit (fully applied) Funded assets limit	>15% 70-80% CHF 70 billion CHF 200 billion	

Corporate Center

Core Functions	Net cost reduction	CHF 1.0 billion by year-end 2015[2]
Non-core and Legacy Portfolio	Net cost reduction Basel III RWA (fully applied)	CHF 0.4 billion by year-end 2015[3], additional CHF 0.7 billion[4] after 2015 ~CHF 40 billion by 31.12.15, ~CHF 25 billion by 31.12.17

Group

Group	Adjusted cost/income ratio Adjusted return on tangible equity Basel III CET1 ratio (fully applied) Basel III RWA (fully applied) Swiss SRB LRD	60-70% around 10% in 2015, > 15% from 2016 13% (10% post-stress) < CHF 215 billion by 31.12.15, < CHF 200 billion by 31.12.17 CHF 900 billion[5]

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Adjusted annual pre-tax return on attributed equity; 2 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses net of FX movements, changes in regulatory demand of temporary nature and changes in charges for provisions for litigation, regulatory and similar matters; 3 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses net of changes in charges for provisions for litigation, regulatory and similar matters; 4 Reduction in annual adjusted operating expenses versus FY13; 5 Based on the rules applicable as of the announcement of the target (6.5.14)

32

Swiss SRB capital and leverage ratios

Fully applied CET1 capital ratio of 13.4% and leverage ratio of 4.1%

Swiss SRB RWA and capital ratios

CHF billion



Total capital ratio (fully applied)
CET1 capital ratio (fully applied)[1]
Non-core and Legacy Portfolio
Investment Bank
Other business divisions and Corporate Center – Core Functions
18.7%
18.9%
15.4%
13.7%
13.4%
12.8%
6.2%
~400
225
64
62
99
219
42
62
115
216
36
67
114
216
77
17
123
Operational 35%
Market 8%
Credit[2] 57%
<215
~40
70
~105
<200
~25
70
~105
30.9.11
31.12.13
30.9.14
31.12.14
31.12.14 by risk type
31.12.15 target
31.12.17 target

Swiss SRB LRD and leverage ratio

CHF billion



Leverage ratio (phase-in)
Leverage ratio (fully applied)
Swiss SRB total exposure
Non-core and Legacy Portfolio
5.4%
5.4%
4.7%
4.2%
4.1%
3.4%
1,015
981
998
900
160
106
93[3]
31.12.13
30.9.14
31.12.14
2016[4] target

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 At the end of 4Q14, our post-stress CET1 capital ratio exceeded our objective of achieving and maintaining a post-stress CET1 capital ratio of at least 10% on a fully applied basis, refer to the "Capital management" section of the 4Q14 financial report for more detail; 2 Includes CHF 19 billion for non-counterparty-related risk; 3 Full exit of Non-core and Legacy Portfolio equivalent to ~40 bps increase in fully applied Swiss SRB leverage ratio based on current fully applied Swiss SRB leverage ratio numerator and denominator; 4 Based on the rules applicable as of the announcement of the target (6.5.14)

33

IFRS equity attributable to UBS Group AG shareholders

Equity attributable to UBS Group AG shareholders remained above CHF 50 billion

QoQ movement

CHF millions, except for per share figures in CHF

30.9.14 31.12.14 Total book value per share: 13.54 +3.2% 13.97 Tangible book value per share: 11.78 +3.3% 12.17

254

687 79 209 10 9 963 (652)

(1,666)

50,824

50,716

30.9.14 Net profit Foreign Financial Cash flow Defined Employee Treasury Other Non-controlling 31.12.14 currency investments hedges benefit share and shares interest effect of translation available—(OCI) plans (OCI) share options establishment (OCI) for-sale plans(share ofUBS GroupAG

(OCI) premium)

Breakdown of changes in Group RWA

By type
CHF billion

219 30.9.14

+2 **Methodology/model-driven**
- CHF 2.1 billion increase in operational risk RWA related to AMA model parameter changes
- CHF 1.7 billion decrease in incremental operational risk RWA[1]
- CHF 1.9 billion increase in market risk RWA due to the annual recalibration of risks not in VaR

+2 **FX impact**

(7) **Book size and other**
- CHF 2.0 billion reduction in credit risk RWA due to the sale of student loan auction rate securities and collateralized debt obligations
- CHF 3.0 billion reduction in credit risk RWA primarily due to the unwind of derivative trades including hedges with monoline insurers
- CHF 1.0 billion reduction in credit risk RWA due to repayment of loans and termination of loan facilities
- CHF 0.4 billion reduction in market risk RWA due to the sale of trading book securitization exposures

216 31.12.14

By business division
CHF billion

219 30.9.14

(6) **Non-core and Legacy Portfolio[2]**
- CHF 2.0 billion reduction in credit risk RWA due to the sale of student loan auction rate securities and collateralized debt obligations
- CHF 4.0 billion reduction in credit risk RWA primarily due to the unwind of derivative trades including hedges with monoline insurers
- CHF 0.7 billion reduction in market risk RWA mainly due to lower VaR and stressed VaR and sale of trading book securitization exposures
- CHF 0.8 billion increase in operational risk RWA related to AMA model parameter changes

+5 **Investment Bank**
- CHF 2.4 billion increase in operational risk RWA related to AMA model parameter changes
- CHF 3.3 billion increase in market risk RWA mainly due to the annual recalibration of risks not in VaR
- CHF 1.0 billion lower credit risk RWA, mainly driven by the termination of certain derivative clearing transactions and loan facilities

(2) **All other businesses[3]**
- CHF 1.7 billion decrease in incremental operational risk RWA[1]

216 31.12.14

UBS

Refer to slide 46 for details about adjusted and underlying numbers, Basel III numbers and FX rates in this presentation

1 Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA; 2 Refer to pages 73-75 of the 4Q14 financial report for more information on Non-core and Legacy Portfolio; 3 Corporate Centre – Core Functions, Wealth Management, Wealth Management Americas, Retail & Corporate and Global Asset Management

35

Capital strength is the foundation of our success

We have the highest Basel III fully applied CET1 capital ratio among large global banks

Swiss SRB Basel III fully applied capital Basel III fully applied capital _ large global banks

31.12.14 Based on latest available disclosure 2

European 1,2 US2,3

18.9% 18.9%

4.8%

2.4% 13.4% 3.1% 3.1%

0.7% 0.4% 2.2% 4.1% 1.6% 1.2% 1.2%

1.5% 1.3% 1.3% 2.7% 2.9% 1.1% 0.9% 1.3% 1.0%

13.4% 13.5%

12.4% 11.7% 11.4%

11.1%

10.2% 10.5% 10.1%

9.8% 9.6%

UBS A B C D E F G H I

31.12.14

Low-trigger loss absorbing capital Tier 2 capital High-trigger loss absorbing capital Tier 1 capital

Common equity tier 1 capital Common equity tier 1 capital

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Basel III CET1 capital ratios (fully applied) as per CRD IV; 2 Capital ratios as of 31.12.14 except A, C and D (30.9.14); 3 Basel III fully applied CET1 capital ratios under advanced approach 36

Strong balance sheet, funding and liquidity position

Our balance sheet structure has many characteristics of a AA-rated bank

Asset funding 1

31.12.14, CHF billion

Due to banks (10), Short-term debt issued (27), Trading Cash, balances with central 117 portfolio liabilities (28), and banks and due from banks Cash collateral on securities lent Financial investments and repo agreements (21)

57 available -for-sale Cash collateral on securities borrowed 92 and reverse repo agreements

410 Due to customers Trading portfolio assets 138

130% coverage

Loans 316 139 Long-term debt issued

118 Other liabilities Other (including net replacement values) 87 Total equity

54

Strong funding and liquidity

l Well diversified by market, tenor and currency with 59.5% of funding from deposits

l Limited use of short-term wholesale funding Basel III NSFR2 106% and Basel III LCR2 123%

l

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Refer to the “Liquidity and funding management” section of the 4Q14 financial report for further detail; 2 Pro-forma ratios using supervisory guidance from FINMA, refer to the “Liquidity and funding management” section of the 4Q14 financial report for details about the calculation of UBS_s Basel III LCR and NSFR

Regional performance – 4Q14[1]

CHF billion		Americas		Asia Pacific		EMEA[2]		Switzerland		Corporate Center and global[3]		Total	
		3Q14	4Q14	3Q14	4Q14	3Q14	4Q14	3Q14	4Q14	3Q14	4Q14	3Q14	4Q14
Operating income	WM	0.1	0.1	0.5	0.5	1.0	1.0	0.4	0.4	(0.0)	(0.0)	2.0	2.0
	WMA	1.8	1.9	-	-	-	-	-	-	-	-	1.8	1.9
	R&C	-	-	-	-	-	-	1.0	0.9	-	-	1.0	0.9
	Global AM	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	-	-	0.5	0.5
	Investment Bank	0.6	0.6	0.6	0.6	0.6	0.5	0.2	0.2	(0.1)	0.0	1.9	1.9
	Corporate Center	-	-	-	-	-	-	-	-	(0.3)	(0.5)	(0.3)	(0.5)
	Group	**2.7**	**2.8**	**1.2**	**1.1**	**1.7**	**1.7**	**1.7**	**1.7**	**(0.4)**	**(0.5)**	**6.9**	**6.7**
Operating expenses	WM	0.1	0.1	0.3	0.4	0.7	0.7	0.2	0.2	0.0	0.0	1.3	1.4
	WMA	1.5	1.7	-	-	-	-	-	-	-	-	1.5	1.7
	R&C	-	-	-	-	-	-	0.5	0.6	-	-	0.5	0.6
	Global AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.4
	Investment Bank	0.5	0.5	0.4	0.4	0.5	0.4	0.2	0.2	1.7	0.1	3.2	1.6
	Corporate Center	-	-	-	-	-	-	-	-	0.5	0.6	0.5	0.6
	Group	**2.2**	**2.4**	**0.8**	**0.8**	**1.2**	**1.3**	**1.0**	**1.0**	**2.2**	**0.8**	**7.4**	**6.2**
Profit before tax	WM	0.0	0.0	0.2	0.1	0.3	0.3	0.2	0.2	(0.0)	(0.0)	0.7	0.6
	WMA	0.2	0.2	-	-	-	-	-	-	-	-	0.2	0.2
	R&C	-	-	-	-	-	-	0.4	0.3	-	-	0.4	0.3
	Global AM	0.1	0.1	0.0	0.0	0.0	(0.0)	0.0	0.0	(0.0)	(0.0)	0.2	0.1
	Investment Bank	0.1	0.1	0.2	0.2	0.1	0.1	0.1	0.1	(1.8)	(0.1)	(1.3)	0.4
	Corporate Center	-	-	-	-	-	-	-	-	(0.8)	(1.1)	(0.8)	(1.1)
	Group	**0.5**	**0.4**	**0.4**	**0.3**	**0.4**	**0.4**	**0.7**	**0.6**	**(2.6)**	**(1.3)**	**(0.6)**	**0.5**

UBS

1 The regional figures do not correspond precisely to the financial statements of the UBS subsidiaries and branches established in the regions because they reflect different allocation principles; 2 Europe, Middle East, and Africa excluding Switzerland; 3 Refers to items managed globally

38

Regional performance _ FY141

Corporate Center

CHF billion Americas Asia Pacific EMEA² Switzerland Total and global³

2013 2014 2013 2014 2013 2014 2013 2014 2013 2014 2013 2014

WM 0.4 0.5 1.7 1.9 3.9 4.0 1.5 1.5 0.1 0.0 7.6 7.9

WMA 6.5 7.0 - - - - 6.5 7.0

R&C - - - 3.8 3.7 - 3.8 3.7

Operating

Global AM 0.7 0.7 0.3 0.3 0.4 0.4 0.5 0.5 0.0-1.9 1.9 income

Investment Bank 2.5 2.6 2.6 2.4 2.2 2.4 1.1 1.0 0.2 (0.1) 8.6 8.3

Corporate Center - - - - (0.7) (0.9) (0.7) (0.9)

Group 10.2 10.7 4.5 4.6 6.6 6.8 6.8 6.8 (0.4) (0.9) 27.7 28.0

WM 0.4 0.4 1.2 1.3 2.9 3.0 0.8 0.9 0.0 0.0 5.3 5.6

WMA 5.7 6.1 - - - - 5.7 6.1

R&C - - - 2.3 2.2 - 2.3 2.2

Operating

Global AM 0.5 0.5 0.2 0.2 0.4 0.4 0.3 0.3 0.0 0.1 1.4 1.4 expenses

Investment Bank 2.0 2.0 1.6 1.7 1.8 1.9 0.7 0.7 0.3 2.0 6.3 8.3

Corporate Center - - - - 3.5 1.8 3.5 1.8

Group 8.5 9.0 3.0 3.2 5.0 5.2 4.1 4.1 3.8 3.9 24.5 25.4

WM 0.1 0.1 0.5 0.6 1.1 1.0 0.6 0.7 0.0 (0.0) 2.2 2.3

WMA 0.9 0.9 - - - - 0.9 0.9

R&C - - - 1.5 1.5 - 1.5 1.5

Profit

Global AM 0.2 0.2 0.1 0.1 0.0 0.0 0.2 0.2 0.0 (0.1) 0.6 0.5 before tax

Investment Bank 0.6 0.6 1.0 0.7 0.4 0.5 0.4 0.3 (0.1) (2.1) 2.3 0.1

Corporate Center - - - - (4.2) (2.7) (4.2) (2.7)

Group 1.7 1.8 1.5 1.4 1.5 1.5 2.7 2.7 (4.2) (4.8) 3.3 2.6

1 The regional figures do not correspond precisely to the financial statements of the UBS subsidiaries and branches established in the regions because they reflect different allocation principles; 2 Europe, Middle East, and Africa excluding Switzerland; 3 Refers to items managed globally 39

Net tax benefit and deferred tax assets

4Q14 included a net increase in DTAs for the group of CHF 685 million

4Q14 net tax benefit of CHF 493 million

CHF million

Profit before tax (as reported)	**538**
Net deferred tax **benefit** with respect to recognition of DTAs	(685)
Other net tax **expense** in respect of 4Q14 taxable profits	192
4Q14 net tax expense / (benefit)	**(493)**
4Q14 effective tax rate	**(92%)**

Tax loss DTAs[1]

CHF billion



Unrecognized
Recognized
22.3
7.4
16.8
4.5
1.7
2.7
2.9
0.2
0.9
Total[2,3]
US
CH
UK
RoW

- Completion of our business planning process resulted in higher expected future profitability
- This higher profitability forecast resulted in a net increase in recognized DTAs for the quarter of CHF 685 million
- Average unrecognized tax loss DTAs have a remaining life of at least 16 years in the US, ~2 years in Switzerland and unrecognized tax losses have indefinite life in the UK

UBS

1 Deferred tax asset figures are stated net of deferred tax liabilities; 2 As of 31.12.14, the net DTA recognized on UBS's balance sheet is approximately CHF 11 billion, which includes a tax loss DTA of approximately CHF 7.4 billion and a DTA for temporary differences of approximately CHF 3.6 billion; 3 The appreciation in the value of the Swiss franc, following the SNB's decision to end its support for a minimum exchange rate against the euro, resulted in a reduction in the recognized DTAs (mainly relating to the US) of approximately CHF 0.6 billion (tax loss DTA of CHF 0.3 billion, temporary difference DTA of CHF 0.3 billion) based on spot rates as of 31.1.15, recognized through other comprehensive income

40

Retained Treasury income in Corporate Center – Core Functions

We continue to expect retained funding costs to decline in the medium term

Treasury income retained in Corporate Center – Core Functions

CHF million

	FY13	1Q14	2Q14	3Q14	4Q14
Gross results (excluding accounting driven adjustments)	664	137	174	235	189
Allocations to business divisions	(921)	(206)	(243)	(341)	(330)
Net revenues (excluding accounting driven adjustments)	**(257)**	**(69)**	**(69)**	**(108)**	**(141)**
of which: retained funding costs	(510)	(165)	(182)	(207)	(219)
of which: profits retained in Treasury	253	96	113	99	77
Accounting asymmetry and other adjustments Mark-to-market losses from cross currency swaps, macro cash flow hedge ineffectiveness, Group Treasury FX, debt buyback and other	**(645)**	**23**	**16**	**42**	**(59)**
Net treasury income retained in CC-Core Functions	**(902)**	**(46)**	**(55)**	**(65)**	**(201)**

Credit spread compression will drive down costs of the Group's overall long term funding together with declining volumes as we reduce our balance sheet

We will continue to maintain a diversified funding profile and comfortable LCR and NSFR ratios

- Central funding costs retained in Group Treasury increased QoQ as a result of the issuance of additional senior unsecured debt in 3Q14
- Retained funding costs are expected to significantly decrease by the end of 2016

UBS

41

Variable compensation expenses

IFRS expense down 20% since 2011

IFRS expense down 6% YoY

IFRS expense 3.5

IFRS expense IFRS expense IFRS expense 3.0 3.0 2.8 1.7 0.7 0.6 1.3

2.3 2.2 billion 1.8 1.7 CHF

2011 2012 2013 2014

Awards expensed for Amortization of awards performance year from prior years1

Excluding add-ons such as social security; 1 Includes net restructuring costs, releases for prior year over accruals and other adjustments. For 2013 and 2014, this resulted in a combined net credit of approximately CHF 0.1 billion in each year. 42

Deferred compensation



Amortized
Forfeited
Annual awards granted
Expected amortization of awards from prior years¹
Unrecognized Awards to be amortized
1.6
0.7
0.1
0.8
Including awards to be granted in 1Q15 for the performance year 2014
Unrecognized Awards to be amortized¹ ²
1.6
~0.7
~0.5
~0.3
~0.1
CHF billion
31.12.13
31.12.14
2015
2016
2017
Later

Including awards granted in 1Q14 for the performance year 2013

Including awards to be granted in 1Q15 for the performance year 2014

1 Estimate, the actual amount to be expensed in future periods may vary, for example due to forfeitures;
2 Related to performance award pool and including special plan awards

UBS 43

Corporate Center adjusted operating expenses before service allocation

CC - Core Functions - adjusted expenses before service allocation to business divisions and CC - Non-core and Legacy Portfolio	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY13	FY14
CHF million										
Personnel expenses	1,101	1,006	955	1,007	959	904	875	994	4,070	3,732
General and administrative expense	910	849	1,022	970	947	806	1,014	1,137	3,750	3,904
Depreciation and impairment of property and equipment	161	180	170	185	179	184	178	197	696	739
Amortization and impairment of intangible assets	1	1	1	1	1	1	2	2	4	6
Total adjusted operating expenses before service allocation to business divisions and CC - Non-core and Legacy Portfolio	**2,173**	**2,036**	**2,148**	**2,163**	**2,087**	**1,895**	**2,069**	**2,330**	**8,520**	**8,381**
Net allocations to business divisions	(1,931)	(1,915)	(1,865)	(1,956)	(1,862)	(1,902)	(1,891)	(2,069)	(7,667)	(7,724)
of which: Wealth Management	*498*	*484*	*460*	*521*	*464*	*504*	*490*	*539*	*1,964*	*1,996*
of which: Wealth Management Americas	*274*	*267*	*264*	*268*	*250*	*264*	*265*	*296*	*1,074*	*1,074*
of which: Retail & Corporate	*316*	*306*	*305*	*319*	*275*	*282*	*268*	*309*	*1,246*	*1,134*
of which: Global Asset Management	*128*	*123*	*126*	*123*	*113*	*114*	*116*	*129*	*499*	*471*
of which: Investment Bank	*557*	*562*	*560*	*589*	*632*	*621*	*626*	*676*	*2,267*	*2,555*
of which: CC - Non-core and Legacy Portfolio	*157*	*173*	*150*	*136*	*129*	*117*	*126*	*119*	*616*	*492*
Total adjusted operating expenses	**242**	**121**	**283**	**207**	**225**	**(6)**	**178**	**261**	**853**	**658**

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

44

Adjusted results

Adjusting items	Business division / Corporate Center	4Q13	3Q14	4Q14	FY13	FY14
CHF million						
Operating income as reported (Group)		**6,307**	**6,876**	**6,746**	**27,732**	**28,027**
Of which:						
Own credit on financial liabilities designated at fair value	Corporate Center - Core Functions	(94)	61	70	(283)	292
Gains on sales of real estate	Corporate Center - Core Functions	61	0	20	288	44
Net loss related to the buyback of debt in public tender offer	Corporate Center - Core Functions	(75)	0	0	(194)	0
	Corporate Center - Non-core and Legacy Portfolio	0	0	0	27	0
Gain from the partial sale of our investment in Markit	Investment Bank	0	0	0	0	43
Gain on sale of Global AM's Canadian domestic business	Global Asset Management	0	0	0	34	0
Impairment of financial investments available-for-sale	Investment Bank	0	(48)	0	0	(48)
Net gain on sale of remaining proprietary trading business	Investment Bank	0	0	0	55	0
	Corporate Center - Core Functions	0	0	0	(24)	0
Operating income adjusted (Group)		**6,415**	**6,863**	**6,656**	**27,829**	**27,696**
Operating expenses as reported (Group)		**5,858**	**7,430**	**6,208**	**24,461**	**25,433**
Of which:						
Net restructuring charges	Wealth Management	41	60	48	178	185
	Wealth Management Americas	26	15	23	59	55
	Retail & Corporate	12	20	16	54	64
	Global Asset Management	13	5	39	43	50
	Investment Bank	89	50	60	210	261
	Corporate Center - Core Functions	(7)	16	8	(6)	30
	Corporate Center - Non-core and Legacy Portfolio	24	10	14	235	31
Credit related to changes to retiree benefit plans in the US	Wealth Management Americas	0	(3)	(7)	0	(9)
	Global Asset Management	0	(8)	0	0	(8)
	Investment Bank	0	(19)	(1)	0	(20)
	Corporate Center - Non-core and Legacy Portfolio	0	(3)	0	0	(3)
Operating expenses adjusted (Group)		**5,660**	**7,287**	**6,008**	**23,689**	**24,797**
Operating profit/(loss) before tax as reported		**449**	**(554)**	**538**	**3,272**	**2,595**
Operating profit/(loss) before tax adjusted		**755**	**(424)**	**648**	**4,141**	**2,900**

UBS

Refer to slide 46 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

45

Important information related to this presentation

Use of adjusted numbers

Unless otherwise indicated, _adjusted_ figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 20-21 of the 4Q14 financial report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 90 of the 4Q14 financial report.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as underSwiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the _Capital Management_ section in the 4Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month -end rates into Swiss francs. Refer to _Note 14 Currency translation rates_ in the 4Q14 financial report for more information.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: February 10, 2015